July 28, 2005

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-7010
Attn: Tracey McKoy, Division of Corporation Finance

      RE:   Northwest Pipe Company
            Form 10-K for the fiscal year ended December 31, 2004
            Filed March 11, 2005
            File No. 0-27140

Dear Ms. McKoy:

Thank you for your comments regarding the above referenced filing. We appreciate your assistance in ensuring our filings comply with the applicable disclosure requirements, and in enhancing the overall disclosure in our filing. The following sets forth the comments made in your letter dated July 15, 2005 and our responses thereto:

Contractual Obligations, page 13

1. Comment: In future filings please include interest payments and firm purchase obligations as part of your tabular disclosure. See Item 303 (a) (5) of Regulation S-K. In addition, confirm to us that you have presented any and all capital lease obligations within this table and in footnote 8. We note the capital lease equipment noted in footnote 4.

      Response: We will include interest payments and legally binding purchase obligations as part of our tabular disclosure in future filings. Please note that in the normal course of business, we do not have material legally binding agreements which would qualify as purchase obligations as defined by Item 303
(a) (5) (ii) (D) of Regulation S-K. In addition, we confirm that all capital lease obligations have been presented within this table and in footnote 8.

Guarantees, page 13

2. Comment: We note from your disclosure that you have operating lease agreements that contain provisions related to residual value guarantees. Although you do not expect to make any significant payments under the arrangements, tell us what consideration you have given to FIN 45. In particular, paragraphs 9.b and 11.d.

      Response: In accordance with FIN 45, and in particular paragraph 9.b, we determined the residual value guarantees at the inception of the leases had no determinable fair value, and thus recorded no obligation. This determination was made based on the lack of observable transactions for similar guarantees, in which we could consider what premium would be required to issue the same guarantee in a standalone arm's-length transaction with an unrelated party. In addition, we considered expected cash flows relating to the guarantees, and took in to account 1) the fact that there is a ready market for the type of equipment we lease, and 2) the appraisals performed on the equipment at the time of lease indicated the equipment holds its value. Based on the expectation that no payments would be required to satisfy the residual value guarantees, we came to the conclusion there was no material fair value of those guarantees.

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Risk Factors - Product Warranties, page 16

3. Comment: We note you warrant your products to be free of certain defects. In future filings please provide the disclosures required by paragraph 14 of FIN
45. Additionally, please provide to us the tabular reconciliation of the changes in the product warranty liability for the year ended December 31, 2004 and for the quarter ended March 31, 2005 presented consistent with 14(b) of FIN 45.

      Response: We will include disclosure about our accounting policy and methodology used in determining our liability for product warranties in future filings, as well as a tabular reconciliation of the changes in our aggregate product warranty liability for the reporting period, if appropriate. Please note that we have estimated there to be no product warranty liability required to be recorded at December 31, 2003 and 2004, or at March 31, 2005.

Note 5 - Goodwill, page F-12

4. Comment: In future filings please provide goodwill in total for each reportable segment and disclose any significant changes in the allocation of goodwill by reportable segment. Refer to paragraph 45 of SFAS 142 for guidance.

      Response: We will provide goodwill in total for each reportable segment in future filings, and disclose significant changes in the allocation of goodwill by reportable segment, if any.

Litigation, page F-18

5. Comment: You disclose that pending claims for the Poz-Lok system is less than $100,000 and based on your disclosure it is unclear whether you have accrued a loss contingency. Tell us and revise future filings to disclose whether it is reasonably possible that material losses in excess of the $100,000 may be incurred because of this contingency. If so tell us the range of reasonably possible losses, or explain why such a range cannot be estimated. We may have further comment.

      Response: Please note that, to date, one claim has been paid by the insurance fund for $900.00, and 10 claims are pending but are not expected to be material. Further note that until the insurance fund of approximately $2.4 million is exhausted, we are not obligated to make any payments. Based on this, we do not believe the likelihood of incurring material losses from the Poz-Lok litigation is reasonably possible, and thus have accrued no loss contingency. We will make disclosure of this assessment in future filings, as appropriate.

6. Comment: With a view towards enhanced disclosures, tell us whether it is reasonably possible that losses related to the plant at 12005 N. Burgard in Portland Oregon could be material. Please address each of the elevated VOCs, listing on the NPL and potential CERCLA involvement. Tell us whether you have accrued any amounts related to this contingency.

      Response: We continue to dispute that we are associated with the Portland Harbor Superfund Site. Our facility is landlocked and does not sit on the banks of the Willamette River. We discharge stormwater under a National Pollution Discharge Elimination System permit to a communal system that ultimately discharges through an outfall into the International Terminals slip. The slip connects to the Willamette River and is periodically maintained by dredging. We have engaged an outside engineering and consulting firm to conduct an investigation to determine if the site has the potential to pose a risk to the Willamette River. This work is being undertaken under the auspices of the Oregon Department of Environmental Quality. Results of the ongoing investigation to date show that chlorinated solvents are present in shallow groundwater in the Southeast area of the property lying furthest from the river, and that these compounds do not impact the Willamette River. Also, we have no evidence to date that stormwater from the facility has adversely impacted the river. As such, we do not believe that it is reasonably possible that losses related to our plant could be material, and have not accrued any amounts related to this contingency.

Note 14 - Segments, page F-22

7. Comment: Tell us in reasonable detail why the Poz-Loc Traffic Systems and Propane Tanks are not considered reportable segments.

      Response: Poz-Loc Traffic Systems is not considered a reportable segment as discrete financial information is not available. Propane Tanks is not considered a reportable segment as it does not meet the quantitative thresholds defined in SFAS 131, paragraph 18: a) reported revenue, including both sales to external customers and intersegment sales or transfers, is 10 percent or more of the combined revenue, internal and external, of all operating segments; b) the absolute amount of reported profit or loss is 10 percent or more of the greater, in absolute amount, of (1) the combined reported profit of all operating segments that did not report a loss or (2) the combined reported loss of all operating segments that did report a loss; or c) assets are 10 percent or more of the combined assets of all operating segments. Revenue of Propane Tanks was $11.6 million in 2004, and total assets were $11 million. Meaningful discreet net profit or loss information related to Propane Tanks is not available

Because the sales methods and the nature of the Poz-Loc Traffic Systems products are similar to other product lines within the Tubular Products segment, we have chosen to combine the information of Poz-Loc Traffic Systems with Tubular Products. Because the sales and distribution methods of Propane Tanks are similar to other product lines within the Tubular Products segment, we have chosen to combine the information of Propane Tanks with Tubular Products.

Pursuant to your comments, we acknowledge that a) we are responsible for the adequacy and accuracy of the disclosure in our filings; b) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and c) we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or require additional information, please call me at
(503) 946-1200 or fax me at (503) 240-6615.

Respectfully yours,


/s/ John Murakami

John Murakami
Chief Financial Officer